SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE	MWELLINGTON@SIDLEY.COM +1 650 565 7123

May 7, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Cambium Networks Corporation
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Cambium Networks Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed initial public offering of its ordinary shares. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

As disclosed in the Registration Statement, contingent and effective upon the offering, the Company’s pre-money capitalization will be reorganized with fully-diluted shares outstanding and relative ownership being determined based on the price per share in the offering. At this time, the Company and the lead underwriters have not determined the initial public offering price range. Because the capitalization data cannot be included absent a proposed offering price, share data has generally been omitted from the draft Registration Statement. When the initial public offering price range is determined, the Company plans to complete such share data in the preliminary prospectus based on the midpoint of the offering price range. The Company will also update the disclosure in the final prospectus based on the actual initial public offering price.

Please do not hesitate to contact the undersigned at (650) 565-7123 with any questions you may have regarding this confidential submission.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

May 7, 2018

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington

cc:	Sally J. Rau, Cambium Networks Corporation

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation